SAGENT HOLDING CO.

c/o Sagent Pharmaceuticals, Inc.

1901 North Roselle Road, Suite 700

Schaumburg, Illinois 60195

April 8, 2011

Via EDGAR Submission and Facsimile

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey Riedler
Karen Ubell
Vanessa Robertson
Donald Abbot

Re:	Sagent Holding Co. (the “Company”)
Registration Statement on Form S-1
(SEC File No. 333-170979), originally filed December 6, 2010

Ladies and Gentlemen:

The Company hereby requests acceleration of the effective date of the Registration Statement on Form S-1, SEC File No.
333-170979, as amended to the date hereof (the “Registration Statement”), to 5:30 p.m., Eastern time, on Friday, April 8, 2011, or as soon thereafter as practicable. In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), the Company hereby confirms that it is aware of its obligations under the Act. In addition, the Company acknowledges that:

•

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

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The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dennis M. Myers of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-2232, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

SAGENT HOLDING CO.

By:	/s/ Michael Logerfo
Name:	Michael Logerfo
Title:	Chief Legal Officer, Corporate Vice President, and Secretary

cc: Dennis M. Myers, P.C.

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